FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1 Material Fact dated March 4, 2014

MATERIAL FACT

Banco Santander, S.A. (the “Bank”) hereby announces that following the upgrade of the Spanish sovereign debt rating by Moody’s Investor Service, the agency published on March 4, 2014 the revised rating of the Bank’s as follows:

• Long term senior debt and deposits	Baa1 from Baa 2

• Subordinated debt	Baa2 from Baa3

• Junior subordinated debt	Baa3 from Ba1

• Preference shares	Ba2 from Ba3

The outlook of these ratings is stable.

• Short term debt	P-2

Boadilla del Monte (Madrid), March 4, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 4, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President